File No.  333-01179
                                                              CIK #896994


                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004


                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact  Name  of  Trust:      Van  Kampen  American  Capital  Equity
                                   Opportunity Trust, Series 29

B.   Name of Depositor:  Van Kampen American Capital Distributors, Inc.

C.   Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

     Chapman and Cutler            Van Kampen American Capital
                                        Distributors, Inc.
     Attention:  Mark J. Kneedy    Attention:  Don G. Powell, Chairman
     111 West Monroe Street        One Parkview Plaza
     Chicago, Illinois  60603      Oakbrook Terrace, Illinois  60181


E.   Title  and  amount  of securities being registered:   An  indefinite
     number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G.   Amount of registration fee:  $500 (previously paid)

H.   Approximate date of proposed sale to the public:


         As Soon As Practicable After the Effective Date of the
                         Registration Statement

/ X / Check box if it is proposed that this filing will become effective on March 22, 1996 pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


          Van Kampen American Capital Equity Opportunity Trust
                                Series 29

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                      )   Prospectus Front Cover Page

    (b)  Title of securities issued         )   Prospectus Front Cover Page

 2. Name and address of Depositor           )   Summary of Essential Financial
                                            )     Information
                                            )   Trust Administration

 3. Name and address of Trustee             )   Summary of Essential Financial
                                            )     Information
                                            )   Trust Administration

 4. Name and address of principal           )   *
      underwriter

 5. Organization of trust                   )   The Trust

 6. Execution and termination of            )   The Trust
      Trust Indenture and Agreement         )   Trust Administration

 7. Changes of Name                         )   *

 8. Fiscal year                             )   *

 9. Material Litigation                     )   *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding           )   The Trust
      trust's securities and                )   Taxation
      rights of security holders            )   Public Offering
                                            )   Rights of Unitholders
                                            )   Trust Administration

11. Type of securities comprising           )   Prospectus Front Cover Page
      units                                 )   The Trust
                                            )   Trust Portfolio

12. Certain information regarding           )   *
      periodic payment certificates         )

13. (a)  Loan, fees, charges and expenses   )   Prospectus Front Cover Page
                                            )   Summary of Essential Financial
                                            )     Information
                                            )   Trust Portfolio
                                            )
                                            )   Trust Operating Expenses
                                            )   Public Offering
                                            )   Rights of Unitholders

    (b)  Certain information regarding      )
           periodic payment plan            )   *
           certificates                     )

    (c)  Certain percentages                )   Prospectus Front Cover Page
                                            )   Summary of Essential Financial
                                            )    Information
                                            )
                                            )   Public Offering
                                            )   Rights of Unitholders

    (d)  Certain other fees, expenses or    )   Trust Operating Expenses
           charges payable by holders       )   Rights of Unitholders

    (e)  Certain profits to be received     )   Public Offering
           by depositor, principal          )   *
           underwriter, trustee or any      )   Trust Portfolio
           affiliated persons               )

    (f)  Ratio of annual charges            )   *
           to income                        )

14. Issuance of trust's securities          )   Rights of Unitholders

15. Receipt and handling of payments        )   *
      from purchasers                       )

16. Acquisition and disposition of          )   The Trust
      underlying securities                 )   Rights of Unitholders
                                            )   Trust Administration

17. Withdrawal or redemption                )   Rights of Unitholders
                                            )   Trust Administration
18. (a)  Receipt and disposition            )   Prospectus Front Cover Page
           of income                        )   Rights of Unitholders

    (b)  Reinvestment of distributions      )   *

    (c)  Reserves or special funds          )   Trust Operating Expenses
                                            )   Rights of Unitholders
    (d)  Schedule of distributions          )   *

19. Records, accounts and reports           )   Rights of Unitholders
                                            )   Trust Administration

20. Certain miscellaneous provisions        )   Trust Administration
      of Trust Agreement                    )

21. Loans to security holders               )   *

22. Limitations on liability                )   Trust Portfolio
                                            )   Trust Administration
23. Bonding arrangements                    )   *

24. Other material provisions of            )   *
    Trust Indenture Agreement               )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor               )   Trust Administration

26. Fees received by Depositor              )   *

27. Business of Depositor                   )   Trust Administration

28. Certain information as to               )   *
      officials and affiliated              )
      persons of Depositor                  )

29. Companies owning securities             )   *
      of Depositor                          )
30. Controlling persons of Depositor        )   *

31. Compensation of Officers of             )   *
      Depositor                             )

32. Compensation of Directors               )   *

33. Compensation to Employees               )   *

34. Compensation to other persons           )   *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities      )   Public Offering
      by states                             )

36. Suspension of sales of trust's          )   *
      securities                            )
37. Revocation of authority to              )   *
      distribute                            )

38. (a)  Method of distribution             )
                                            )
    (b)  Underwriting agreements            )   Public Offering
                                            )
    (c)  Selling agreements                 )

39. (a)  Organization of principal          )   *
           underwriter                      )

    (b)  N.A.S.D. membership by             )   *
           principal underwriter            )

40. Certain fees received by                )   *
      principal underwriter                 )

41. (a)  Business of principal              )   Trust Administration
           underwriter                      )

    (b)  Branch offices or principal        )   *
           underwriter                      )

    (c)  Salesmen or principal              )   *
           underwriter                      )

42. Ownership of securities of              )   *
      the trust                             )

43. Certain brokerage commissions           )   *
      received by principal underwriter     )

44. (a)  Method of valuation                )   Prospectus Front Cover Page
                                            )   Summary of Essential Financial
                                            )      Information
                                            )   Trust Operating Expenses
                                            )   Public Offering
    (b)  Schedule as to offering            )   *
           price                            )

    (c)  Variation in offering price        )   *
           to certain persons               )

46. (a)  Redemption valuation               )   Rights of Unitholders
                                            )   Trust Administration
    (b)  Schedule as to redemption          )   *
           price                            )

47. Purchase and sale of interests          )   Public Offering
      in underlying securities              )   Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of          )   Trust Administration
      Trustee                               )

49. Fees and expenses of Trustee            )   Summary of Essential Financial
                                            )      Information
                                            )   Trust Operating Expenses

50. Trustee's lien                          )   Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's         )   Cover Page
      securities                            )   Trust Operating Expenses

52. (a)  Provisions of trust agreement      )
           with respect to replacement      )   Trust Administration
           or elimination portfolio         )
           securities                       )

    (b)  Transactions involving             )
           elimination of underlying        )   *
           securities                       )

    (c)  Policy regarding substitution      )
           or elimination of underlying     )   Trust Administration
           securities                       )

    (d)  Fundamental policy not             )   *
           otherwise covered                )

53. Tax Status of trust                     )   Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during               )   *
      last ten years                        )

55.                                         )
56. Certain information regarding           )   *
57.   periodic payment certificates         )
58.                                         )

59. Financial statements (Instructions
   )   Report of Independent Certified
      1(c) to Form S-6)                     )      Public Accountants
                                           )    Statement of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required




Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


                 Preliminary Prospectus Dated March 22, 1996
                         Subject to Completion

March 22, 1996


Global Blue Chip Trust, Series 1

The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 29 (the "Fund") is comprised of one underlying unit investment trust designated as the Global Blue Chip Trust, Series 1 ("the "Trust").
The Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of common stocks issued by some of the most widely held and well-capitalized companies in the world (the "Equity Securities" or "Securities"). The
Securities include domestic and foreign common stocks, certain of which are held in American Depositary Receipt form ("ADRs"). The foreign common stocks, excluding those held in ADR form, are referred to herein as the "Foreign Securities." Unless terminated earlier, the Trust will terminate on May 1, 2003 (the "Mandatory Termination Date") and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Unless otherwise indicated, all amounts herein are stated in U.S. dollars computed on the basis of the exchange rate for the relevant currency on the Initial Date of Deposit.

Objective of the Trust. The objective of the Trust is to provide the potential for capital appreciation, income and global diversification by investing in a portfolio of actively traded equity securities issued by some of the most widely held and well-capitalized companies in the world. See "
Portfolio." There is, of course, no guarantee that the objective of the Trust will be achieved.


Public Offering Price. The Public Offering Price of the Units of the Trust during the initial offering period includes the aggregate underlying value of the Securities in the Trust's portfolio, a sales charge equal to 5.5% of the Public Offering Price which is equivalent to 5.820% of the aggregate underlying value of the Securities, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. After the initial public offering period, the secondary market Public Offering Price of the Trust will include the aggregate underlying value of the Securities in the Trust, the applicable sales charge as described herein, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The Public Offering Price per Unit is based on the aggregate value of the Foreign Securities computed on the basis of the offering side value of the applicable currency exchange rate for the relevant currency expressed in U.S. dollars during the initial offering period and on the bid side value for secondary market transactions and includes the costs associated with acquiring the Foreign Securities during the initial offering period and the liquidation costs associated with selling Foreign Securities to meet redemptions or upon Trust termination. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 10,000 Units. If Units were available for purchase at the close of business on the day before on the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential Financial Information." The minimum purchase is 500 Units (100 Units for a tax-sheltered retirement plan). See "Public
Offering."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Deposits. The Sponsor may, from time to time during a period of up to approximately 12 months after the Initial Date of Deposit, deposit additional Securities in the Trust as provided under "The Trust."


Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the applicable Distribution Date to Unitholders of record on the record date as set forth in the "Summary of Essential Financial Information." The initial estimated distribution will be $.05 per Unit and will be made on June 25, 1996 to Unitholders of record on June 10, 1996. Any distribution of income and/or capital will be net of the expenses of the Trust. See "Taxation." Additionally, upon surrender of Units for redemption or termination of the Trust, the Trustee will distribute to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."


Secondary Market for Units. Although not obligated to do so, International Assets Advisory Corp. (the "Managing Underwriter") currently intends to maintain a market for Units of the Trust and offer to repurchase Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. See "Rights of Unitholders--Redemption of Units."

Termination. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trust shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or Termination."

Portfolio Supervision. Van Kampen American Capital Investment Advisory Corp., the Supervisor for the Trust, has retained Global Assets Advisors, Inc. ("Global Assets Advisors") as the Sub-Supervisor to provide research to the Supervisor and perform portfolio supervisory services for the Trust. The Sponsor believes that this arrangement is desirable in the present circumstances due to the complexity of the foreign equity security markets and Global Assets Advisors' expertise in providing equity research on individual foreign equity securities, emerging markets and the foreign equity security markets in general. The Supervisor will pay Global Assets Advisors the entire supervisory fee for providing these services. See "Summary of Essential Financial Information."

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market and currency fluctuations, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers. For certain risk considerations related to the Trust, see "Risk Factors." Units of the Trust are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of the principal amount invested.





                           SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
     At the Close of Business on the Day Before the Initial Date of Deposit: March 21, 1996
Managing Underwriter:  International Assets Advisory Corp.
Sponsor:               Van Kampen American Capital Distributors, Inc.
Supervisor (1):        Van Kampen American Capital Investment Advisory Corp.
Sub-Supervisor (1):    Global Assets Advisors, Inc.
Evaluator:             American Portfolio Evaluation Services
                       (A division of an affiliate of the Sponsor)
Trustee:               The Bank of New York

GENERAL INFORMATION
Number of Units.................................................................       500,000
Fractional Undivided Interest in the Trust per Unit.............................     1/500,000
Public Offering Price:
Aggregate Offering Price of Securities in Portfolio <F2>........................ $   4,742,898
Aggregate Offering Price of Securities per Unit................................. $        9.49
Sales Charge 5.5% (5.820% of the Aggregate Value of Securities per Unit) <F3>... $         .55
Public Offering Price per Unit <F3><F4>......................................... $       10.04
Redemption Price per Unit <F5>.................................................. $        9.48
Initial Secondary Market Repurchase Price per Unit.............................. $        9.49
Excess of Public Offering Price per Unit over Redemption Price per Unit......... $         .56
Calculation of Estimated Net Annual Dividends per Unit <F6>:
Estimated Gross Annual Dividends per Unit....................................... $      .13640
Less: Estimated Annual Expense per Unit......................................... $      .02170
Estimated Net Annual Dividends per Unit......................................... $      .11470



Supervisor's Annual Supervisory Fee <F1>...  Maximum of $.007 per Unit
Evaluator's Annual Evaluation Fee..........  Maximum of $.0025 per Unit
Mandatory Termination Date.................  May 1, 2003
Minimum Termination Value..................  The Trust may be terminated if the net asset value of the Trust is less than $500,000 unless the net asset value of the Trust's deposits has exceeded $15,000,000, then the
                                             Trust may be terminated if the net asset value of the Trust is less than $3,000,000.




Trustee's Annual Fee................  $.008 per Unit
Income Account Record Date..........  Tenth day of March, June, September and December
Income Account Distribution Date....  Twenty-fifth day of March, June, September and December
Capital Account Record Date.........  Tenth day of December
Capital Account Distribution Date...  Twenty-fifth day of December
Evaluation Time <F7>................  Close of the relevant stock market

<F1>Pursuant to a contractual arrangement with the Supervisor, Global Assets
Advisors, Inc. will provide to the Supervisor on an agency basis supervisory services in return for the entire supervisory fee.

<F2>Each Equity Security is valued at the closing sale price, or if an Equity
Security is not so listed, at the closing ask price thereof. The aggregate value of Securities in the Trust is based on the U.S. dollar value of the Foreign Securities based on the offering side value of the related currency exchange rate at the Evaluation Time on the date of this "Summary of Essential Financial Information" and includes the costs associated with acquiring such Foreign Securities.

<F3>Effective on various dates the sales charge will decrease. See "Public
Offering--Offering Price."

<F4>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts. The
Public Offering Price per Unit is based on the aggregate value of the Foreign Securities computed on the basis of the offering side value of the related currency exchange rate expressed in U.S. dollars and includes the costs associated with acquiring such Foreign Securities.

<F5>The Redemption Price per Unit is based on the aggregate value of the Foreign
Securities computed on the basis of the bid side value of the related currency exchange rate expressed in U.S. dollars and includes the Trust's estimated costs of liquidating the Foreign Securities to meet redemptions (approximately $.006 per Unit).

<F6>Estimated annual dividends are based on annualizing the most recently paid dividends taking into consideration any applicable foreign withholding tax.

<F7>For purposes of computing exchange rates only for the Foreign Securities, the
Evaluation Time shall be 4:00 p.m. New York time.


THE TRUST

Van Kampen American Capital Equity Opportunity Trust, Series 29, which is comprised of one unit investment trust, Global Blue Chip Trust, Series 1, was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen American
Capital Distributors, Inc., as Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.

The Trust offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities issued by some of the most widely held and well-capitalized companies in the world.

Unless terminated earlier, the Trust will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial
Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust indicated in "Summary of Essential Financial Information."


Additional Units of the Trust may be issued for a period of approximately 12 months following the Initial Date of Deposit by depositing in the Trust additional Securities or contracts to purchase securities together with irrevocable letters of credit or cash. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into the Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain the same percentage relationship of the Equity Securities in the Trust's portfolio based on the number of shares of the Equity Securities that existed immediately prior to such additional deposit. Any deposit by the Sponsor of additional Equity Securities will duplicate this actual proportionate relationship and not the original proportionate relationship since the original proportionate relationship may be different than the actual proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit.


Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Managing Underwriter, or until the termination of the Trust Agreement.

OBJECTIVE AND SECURITIES SELECTION

The objective of the Trust is to provide the potential for capital appreciation, income and global diversification by investing in a portfolio of common stocks issued by some of the most widely held and well-capitalized companies located in markets throughout the world (often considered to be "blue chip" stocks). There is, of course, no assurance that the Trust
(which includes expenses and sales charges) will achieve its objective.

The Equity Securities selected for deposit in the Trust were chosen by International Assets Advisory Corporation, the Managing Underwriter. The term "blue chip" is typically reserved for the most widely recognized, firmly established and financially strong companies. This designation is generally based on a demonstrated track record of performance and market acceptance. Accordingly, in selecting the Equity Securities, the Managing Underwriter considered companies with market capitalization in excess of $1 billion that exhibit strong balance sheets, maintain a commanding position within their industry, have provided above-average liquidity, possess well-established and respected management and have historically displayed consistent dividend-paying ability. While the portfolio contains a number of "household names," such as Honda, Nestle, McDonald's, and Coca-Cola, recognition alone is not enough--each stock must meet the criteria for selection. The Trust seeks to capitalize on the strength and resilience of these blue chip companies by identifying those which offer the potential to provide favorable growth opportunities. The Trust is designed as a core investment for any global equity portfolio and seeks to provide diversification among industries and location of issuers. The Managing Underwriter believes that financial soundness is the principal common denominator of the portfolio Securities.

In addition to the criteria described above, the Securities were also chosen to meet specific diversification parameters: (i) no industry is represented by more than one company; (ii) due to recent volatility, technology stocks were not considered for the portfolio; and (iii) in general, companies operating in developed markets were favored in an effort to avoid the uncertainty in the volatile economies of emerging markets. The ultimate goal of global diversification is to provide the potential to decrease certain investment risks. A portfolio which contains securities from multiple countries in varied industries may help to provide a degree of protection from market volatility specific to any one country or any one industry. The Trust seeks to help investors achieve such diversification in a convenient and efficient manner.

Investors will be subject to taxation on the dividend income received by the Trust and on gains from the sale or liquidation of Securities. Investors should be aware that there is not any guarantee that the objective of the Trust will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. In addition, a decrease in the value of the foreign currencies relative to the U.S. dollar will adversely affect the value of the Trust's assets and income and the value of the Units of the Trust. See "Risk Factors."

Investors should note that the above criteria was applied to the Securities for inclusion in the Trust as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer meet the above criteria. Should a Security no longer meet the criteria originally established for inclusion in the Trust, such Security will not as a result thereof be removed from the Trust portfolio.

Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. The Trust may continue to hold Securities even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust.

TRUST PORTFOLIO

The Trust consists of 15 domestic and foreign common stocks of well-established companies located in 12 markets throughout the world (certain of which are held in ADR form). All of the Equity Securities are listed on a national securities exchange, the NASDAQ National Market or are traded in the over-the-counter market. Each of the Securities was selected by the Managing Underwriter based upon those factors referred to under "Objectives and Securities Selection" above. The following is a general description of each of the companies included in the Trust.


Astra AB. Astra AB develops, manufactures and markets pharmaceuticals. The company makes agents for gastrointestinal diseases, including "Losec" ulcer agents. Astra also produces agents for respiratory diseases, cardiovascular preparations, anesthetics, agents for nervous system disorders and anti-infective agents. The company markets its products in both Sweden and abroad.

Bayer AG. Bayer AG produces and markets polymers, organic, industrial, health care, agrochemicals and imaging technology products and equipment. The company's products are used by the automotive, electrical engineering/electronics, medical, construction, consumer goods, paper, water treatment, agricultural, shipping, imaging and other industries. Bayer operates in over 150 countries worldwide.

Benetton Group S.P.A. Benetton Group S.P.A. and its subsidiaries produce and market fashion goods made from woolen and cotton yarn and fabric. The company's products include shirts, trousers, shoes and a variety of accessories. Benetton distributes much of its merchandise through small retail stores which have free use of the trademark, in return for selling Benetton products exclusively.

Broken Hill Proprietary Company Limited. Broken Hill Proprietary Company Limited (and its subsidiaries) is an Australian based international resources company. Broken Hill Proprietary's three principal areas of business are steel production, minerals exploration and production (coal, iron ore, gold diamonds, copper concentrate and manganese ore) and petroleum exploration, production and refining.

Coca-Cola Company. The Coca-Cola Company manufactures, markets and distributes soft drinks, soft drink syrups and concentrates worldwide, including "Coca-Cola", "Diet Coke", "Tab", "Sprite", "Fanta", "Fresca", "Cherry Coke", "PowerAde", "Fruitopia", and "Minute Maid" soda. Other products include juices, juice drinks and mixers as: "Minute Maid", "Hi-C" and "Bacardi" brands.

Honda Motor Company Limited. Honda Motor Company Limited is one of Japan's leading manufactures of automobiles and the largest manufacturer of motorcycles in the world. It is internationally recognized for its expertise and leadership in developing a wide variety of products ranging from small general purpose engines to specialty sports cars. Established 47 years ago, Honda and its many partners have created a global network of 83 production facilities employing 92,800 workers in 39 countries, supplying Honda products to approximately 150 countries. The company owns approximately 20% of Rover Group PLC in the United Kingdom.

Internationale Nederlanden Groep NV. Internationale Nederlanden Groep NV (ING) is an international financial services group which offers a wide range of financial services to individuals, corporations and other institutions. The company's services include commercial, savings and investment banking, stockbroking, and life, property and commercial insurance. The company has offices throughout the world.

Keppel Corporation Ltd. Keppel Corporation Ltd. provides a wide range of ship repair and shipbuilding services, and is also active in property, banking and financial services, transportation, telecommunications and engineering.

L'Oreal. L'Oreal manufactures, markets and sells health and beauty aids. The company's products are sold internationally and include cosmetics, hair products, moisturizers, perfumes and pharmaceuticals. L'Oreal also holds interest in magazine publishing, film production and distribution and art galleries.

McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly prepared, moderately priced foods. There are over 15,000 restaurants in the United States and 86 countries worldwide.

Nestle SA. Nestle SA is a holding company with subsidiaries that produce and sell drinks, cereals, powdered milk, culinary products, frozen food, chocolate, ready to eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics. Nestle has 494 production facilities in approximately 71 countries.

Reuters Holdings PLC. Reuters Holdings PLC is a United Kingdom based company providing international news and information services. The company provides economic and financial information to the business community and supplies news services to the media. The company obtains its information from approximately 217 exchanges and over the counter markets, a network of over 1,639 journalists, photographers and cameramen and through subscribers.

Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum industry from exploration to final processing and delivery. Royal Dutch Petroleum Company has no operations of its own, and virtually the whole of its income is derived from its 60% interest in Royal Dutch/Shell Group.

Sony Corporation. Sony Corporation manufactures consumer electronic equipment including color television sets, videotape recorders, video cameras, CD players and cassette players. The company also owns entertainment interests such as Columbia and Tri-Star film studios, cinemas, videogames, and Columbia and Epic records.

Telefonica De Espana. Telefonica De Espana provides telecommunications to industrial, residential and municipal customers throughout Spain. The company's products and services include telephones, mobile phones, telefaxes, videoconferencing and audio-visual communications, such as television stations and radios. Through its subsidiaries, the company manufactures and markets information-age services and products.


The Trust consists of (a) the Equity Securities (including contracts for the purchase thereof) listed under "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and
(c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

Investors should note that the above criteria was applied to the Equity Securities selected for inclusion in the Trust portfolio as of the date indicated above. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trust even though the Equity Securities would no longer be chosen for deposit into the Trust if the selection process were to be made again at a later time.

RISK FACTORS

General. An investment in Units of the Trust should be made with an understanding of the risks which an investment in domestic and foreign common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor or the Managing Underwriter. The price at which the Equity Securities may be sold to meet redemption, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

Unitholders will be unable to dispose of any of the Equity Securities in the Trust, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor (who may rely on the Supervisor). In the absence of any such instructions, the Trustee will vote such Securities so as to insure that the Securities are voted as closely as possible in the same manner and the same general proportion as are shares held by owners other than the Trust.

Foreign Equity Risks. Since the Equity Securities consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below. Investors should also realize that, although certain Equity Securities are ADRs, all foreign issuers which operate internationally are subject to currency risks.

The securities of certain foreign issuers in the Trust are in ADR form. See "Portfolio". ADRs evidence American Depositary Receipts which represent common stock deposited with a custodian in a depositary. American Depositary Shares, and receipts therefor (ADRs), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the term ADR generally includes American Depositary Shares. ADRs may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the ADR holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues an ADR generally charges a fee, based on the price of the ADR, upon issuance and cancellation of the ADR. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the ADR than would be the case if the underlying share were held directly. The Trustee for this Trust acts as a depositary for ADRs, certain of which may be included in the Trust's portfolio. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the ADR market may also exist with respect to certain ADRs. In varying degrees, any or all of these factors may affect the value of the ADR compared with the value of the underlying shares in the local market. In addition, the rights of holders of ADRs may be different than those of holders of the underlying shares, and the market for ADRs may be less liquid than that for the underlying shares. ADRs are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trust relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

Exchange Rate. The Trust is concentrated in Equity Securities that are principally traded in foreign currencies and as such involves investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the related foreign currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The Evaluator will estimate the current exchange rate for the appropriate foreign currencies based on activity in the related currency exchange market. However, since this market may be volatile and is constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

TAXATION

General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is received by the Trust.

2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated
"earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the "trade date") is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.


Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion or dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.


To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.


Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.


Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Securities represented by a Unit.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.


Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. To the extent they are not treated as United States source income, distributions by the Trust will generally not be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. However, distributions, by the Trust that are treated as United States source income, if any, would generally be subject to such taxation and withholding. Investors should consult their tax advisers. On December 7, 1995 the U.S. Treasury Department released proposed legislation that if adopted, could affect the United States federal income taxation of non-United States Unitholders and the portion of the Trust's income allocable to non-United States Unitholders.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade and business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign county. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.


It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of Tanner Propp LLP, special counsel to the Fund for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

The tax discussion set forth above is a summary included for general informational purposes only. In view of the individual nature of tax consequences, each Unitholder is advised to consult his own tax adviser with respect to the specific tax consequences of being a Unitholder of the Trust and the exercise or expiration of the rights, including the effect and applicability of state, local, foreign, and other tax laws and the possible effects of changes in federal foreign or other tax laws.

TRUST OPERATING EXPENSES

Initial Costs. All costs and expenses incurred in creating and establishing the Trust, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial fees of an evaluator and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee, payable in monthly installments, which is not to exceed the amount set forth under "Summary of Essential Financial Information", for providing portfolio supervisory services for the Trust. Such fee (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which case the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to series of Van Kampen American Capital Equity Opportunity Trust and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. Pursuant to a contract with the Supervisor, Global Assets Advisors, Inc., a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio supervisory services for the Trust and receives for such services the entire supervisory fee paid to the Supervisor. In addition, American Portfolio Evaluation Services, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive for regularly providing evaluation services to the Trust the annual per Unit evaluation fee, payable in monthly installments, set forth under "Summary of Essential Financial Information" (which is based on the number of Units of the Trust outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units of the Trust outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Managing Underwriter will receive sales commissions and the Managing Underwriter may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Managing Underwriter Compensation".

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from the Trust set forth under "Summary of Essential Financial Information" (which is based on the number of Units of the Trust outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which case the calculation is based on the number of Units outstanding at the end of the month of such calculation). The Trustee's fees are payable in monthly installments on or before the twenty-fifth day of each month from the Income Account of the Trust to the extent funds are available and then from the Capital Account of the Trust. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration."

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees and (h) expenditures incurred in contacting Unitholders upon termination of the Trust.


General. The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. Since the Equity Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Equity Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Taxation."


PUBLIC OFFERING

General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate underlying value of the Securities in the Trust's portfolio, a sales charge of 5.5% of the Public Offering Price which is equivalent to 5.820% of the aggregate underlying value of the Securities, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. After the initial public offering period, the secondary market public offering price is based on the aggregate underlying value of the Securities in the Trust, an applicable sales charge (which will be reduced by .5 of 1% on each March 27 commencing March 27, 1997, to a minimum sales charge of 3.0%), and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The Public Offering Price is based on the aggregate value of the Foreign Securities computed on the basis of the offering side value of the related currency exchange rate expressed in U.S. dollars as of the Evaluation Time during the initial offering period and on the bid side value for secondary market transactions and in each case includes the estimated costs of acquiring or liquidating the Foreign Securities, as the case may be. The sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring 10,000 or more Units as follows:



Aggregate Number of Units
Purchased                        Sales Charge Reduction Per Unit
10,000-24,999                     0.60%
25,000-49,999                     0.90
50,000-99,999                     1.30
100,000 or more                   2.10




The sales charge reduction will primarily be the responsibility of the selling Managing Underwriter, broker, dealer or agent. A Unitholder who purchases additional Units of the Trust may obtain a reduced sales charge through a right of accumulation on current purchases of Units. The applicable sales charge on such additional purchases will be determined based on the total of
(a) the number of Units currently purchased plus (b) the total number of Units previously purchased. The following purchases may be aggregated for purposes of determining the total number of Units purchased: (i) individual purchases on behalf of a single purchaser, the purchaser's spouse and the purchaser's children under the age of 21 years; (ii) purchases in connection with an employee benefits plan exclusively for the benefit of such individuals, such as an IRA, individual plan under Internal Revenue Code section 403(b) or a single-participant Keogh-type plan; and (iii) purchases made by a company controlled by such individuals.

Registered representatives of the Managing Underwriter may purchase Units of the Trust at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Trust at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The Public Offering Price per Unit is based on the aggregate value of the Foreign Securities computed on the basis of the offering side or bid side value of the related currency exchange rate expressed in U.S. dollars during the initial offering period or secondary market, respectively, and includes the estimated costs of acquiring or liquidating the Foreign Securities.


As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities in the Trust an amount equal to 5.820% of such value and dividing the sum so obtained by the number of Units in the Trust outstanding. The Public Offering Price shall include the proportionate share of any cash held in the Income and Capital Accounts in the Trust. This computation produced a gross underwriting profit equal to 5.5% of the Public Offering Price. Such price determination as of the close of the relevant stock market on the date set forth under "Summary of Essential Financial Information" was made on the basis of an evaluation of the Securities in the Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities in the Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to 4:00 p.m. New York time on each such day. Orders received by the Trustee or Managing Underwriter for purchases, sales or redemptions after 4:00 p.m. New York time, or on a day which is not a business day for the Trust, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", shall exclude
Saturdays, Sundays and holidays observed by the New York Stock Exchange, Inc.


The value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. The value of the Equity Securities during the initial offering period is based on the aggregate value of the Securities computed on the basis of the offering side value of the currency exchange rate expressed in U.S. dollars as of the Evaluation Time and includes the costs of acquiring the Securities.

In offering the Units to the public, neither the Sponsor, the Managing Underwriter nor any broker-dealers are recommending any of the individual Securities in the Trust but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Managing Underwriter, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to any broker, dealer or bank at prices which represent a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.6% of the Public Offering Price. Volume concessions or agency commissions of an additional 0.40% of the Public Offering Price will be given to any broker, dealer or bank who purchases from the Managing Underwriter at least $100,000 on the Initial Date of Deposit. For secondary market transactions, such concession or agency commission will amount to 3.6% of the Public Offering Price (or 65% of the then current maximum sales charge after March 27, 1997). However, resale of Units of the Trust by such Managing Underwriter, dealers and others to the public will be made at the Public Offering Price described in the prospectus.

Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 500 Units (100 Units for a tax-sheltered retirement plan). The Managing Underwriter reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

Sponsor and Managing Underwriter Compensation. The Managing Underwriter will receive the gross sales commission equal to 5.5% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discount provided to investors will be borne by the Managing Underwriter or the selling dealer or agent. The Sponsor will receive from the Managing Underwriter the excess of such gross sales commission over the Managing Underwriter's discount. The Managing Underwriter will be allowed a discount in connection with the distribution of Units of (a) 4.3% per Unit for sales up to $10,000,000 and (b) 4.5% per Unit for sales in excess of $10,000,000.

In addition, the Managing Underwriter will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Managing Underwriter and the cost of such Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Portfolio." The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolio. The Managing Underwriter may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trust after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Managing Underwriter.

A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor or Managing Underwriter prior to the date of settlement for the purchase of Units may be used in the Sponsor's or the Managing Underwriter's business and may be deemed to be a benefit to the Sponsor or Managing Underwriter, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Managing Underwriter currently intends to maintain a secondary market for Units of the Trust. In so maintaining a market, the Managing Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Managing Underwriter or Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is not obligated to do so, the Managing Underwriter currently intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units"). The aggregate underlying value of the Foreign Securities is computed on the basis of the bid side value of the related currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. If the supply of Units exceeds demand or if some other business reason warrants it, the Managing Underwriter may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Tax-Sheltered Retirement Plans. Units of the Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase in connection with a tax-sheltered retirement plan is 100 Units.

RIGHTS OF UNITHOLDERS

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust will be evidenced by book entry unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be evidenced by certificates. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program
("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by the Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of the Trust. Dividends with respect to the Foreign Securities to be credited to such accounts are first converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income received with respect to any of the Securities in the Trust on or about the Income Account Distribution Dates to Unitholders of record on the preceding Income Account Record Dates. See " Summary of Essential Financial Information." Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account of the Trust and not distributed until the next distribution date applicable to the Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

On or before the twenty-fifth day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating
Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

Reports Provided. The Trustee shall furnish Unitholders of the Trust in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of the Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by such Trust and the number of Units of the Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of the Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of the Trust, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust division office at 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units and converted into U.S. dollars as of the Evaluation Time set forth under "Summary of Essential Financial Information". The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after 4:00 p.m. New York time, the date of tender is the next business day as defined under "Public
Offering--Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Foreign securities exchanges are open for trading on certain days which are U.S. holidays on which the Trust will not transact business. The Securities will continue to trade on those days and thus the value of the Trust may be significantly affected on days when a Unitholder cannot sell or redeem his Units.

The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of the Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust (net of applicable commissions, exchange fees and stamp taxes). On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information." The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Equity Securities of the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. The Evaluator may determine the value of the Equity Securities in the Trust in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities of such Trust on the bid side of the market or (c) by any combination of the above. The value of the Equity Securities in the secondary market is based on the aggregate value of the Foreign Securities computed on the basis of the bid side value of the applicable currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION

Managing Underwriter Purchases of Units. The Trustee shall notify the Managing Underwriter of any Units tendered for redemption. If the Managing Underwriter's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Managing Underwriter may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Managing Underwriter will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Managing Underwriter which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolio of the Trust is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trust will not be managed, the Trust Agreement, however, does provide that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "Trust
Portfolio" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of the Trust then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding, or by the Trustee when the value of the Equity Securities owned by the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in
"Summary of Essential Financial Information." The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Managing Underwriter or the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the
Sponsor     and/or the Managing Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Trust. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Trust his pro rata share of the balance of the Income and Capital Accounts of the Trust.

Within 60 days after the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Managing Underwriter and Sub-Supervisor. International Assets Advisory Corporation ("IAAC"), the Managing Underwriter for the Trust, is a full-service securities brokerage firm specializing in global investing. IAAC was formed as a Florida corporation in 1981 and registered as a broker/dealer in 1982. The firm has focused on the sale of global debt and equity securities to its clients. IAAC has developed an experienced team specializing in the selection, research, trading, currency exchange and execution of individual equity and fixed-income products on a global basis. Members of this team are also affiliated with Global Assets Advisors, Inc. and have many years of experience in the global marketplace. Global Assets Advisors, Inc., is the Sub-Supervisor and provides research and portfolio supervisory services for the Trust pursuant to a contract with the Supervisor. Global Assets Advisors is a wholly-owned subsidiary of International Assets Holding Corporation and a related corporation of IAAC. The principal offices of IAAC and Global Assets Advisors are located at 250 Park Avenue South, Suite 200, Winter Park, Florida 32789. The telephone number is (800) 432-0000.


Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1995 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $123,165,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to the Managing Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided").
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Tanner Propp LLP has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statement of condition and the related securities portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 29 (Global Blue Chip Trust, Series 1):

We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 29 (Global Blue Chip Trust, Series 1) as of March 22, 1996. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 29 (Global Blue Chip Trust, Series 1) as of March 22, 1996, in conformity with generally accepted accounting principles.



Chicago, Illinois
March 22, 1996                        GRANT THORNTON LLP







                   GLOBAL BLUE CHIP TRUST, SERIES 1
                       STATEMENT OF CONDITION
                        As of March 22, 1996
INVESTMENT IN SECURITIES
Contracts to purchase Securities <F1>................. $   4,742,898
Total................................................. $   4,742,898
INTEREST OF UNITHOLDERS
Interest of Unitholders--
Units of fractional undivided interest outstanding:...
Cost to investors <F2>................................ $   5,020,000
Less: Gross underwriting commission <F2>..............       277,102
Net interest to Unitholders <F2>...................... $   4,742,898


<F1>The aggregate value of the Securities listed under "Portfolio" herein and their cost to the Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price." The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $4,742,898 which has been deposited with the Trustee.

<F2>The aggregate public offering price and the aggregate sales charge of 5.5% are computed on the bases set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor and Managing Underwriter Compensation" and assume all single transactions involve less than 10,000 Units. For single transactions involving 10,000 or more Units, the sales charge is reduced (see "Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.





GLOBAL BLUE CHIP TRUST, SERIES 1
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 29)
as of the Initial Date of Deposit: March 22, 1996
                                                                          Estimated
                                                                          Annual         Cost of
 Number                                                   Market Value    Dividends      Securities
 of Shares         Name of Issuer <F1>                    per Share <F2>  per Share <F2> to Trust <F2>
+       6,702                                   Astra AB  $      46.875   $     .26      $     314,156.25
+       9,333                                   Bayer AG         34.000         .85            317,322.00
/      30,127                      Benetton Group S.P.A.         10.906         .22**          328,572.24
+       5,502    Broken Hill Proprietary Company Limited         57.750        1.50            317,740.50
        3,739                          Coca-Cola Company         83.625         .88            312,673.88
+       7,478                Honda Motor Company Limited         43.125         .23            322,488.75
/       4,524        Internationale Nederlanden Groep NV         69.692         .00**          315,285.96
+      17,143                    Keppel Corporation Ltd.         18.750         .13            321,431.25
+       5,551                                    L'Oreal         55.750         .64            309,468.25
        6,192                     McDonald's Corporation         50.375         .27            311,922.00
/         274                                  Nestle SA      1,143.144       18.82**          313,221.58
+       4,846                        Reuters Holding PLC         65.625         .85            318,018.75
/       2,228              Royal Dutch Petroleum Company        139.566        4.59**          310,951.97
+       5,239                           Sony Corporation         59.750         .42            313,030.25
+       6,545                       Telefonica De Espana         48.375        1.44            316,614.38
      115,423                                                                            $   4,742,898.01



NOTES TO PORTFOLIO


(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on March 19, 1996 and March 20, 1996 and are expected to settle on March 27, 1996 and March 28, 1996. (see "The Trust").

(2) The market value of each of the Equity Securities is based on the closing sale price of each Security (in the case of the Foreign Securities, converted into U.S. dollars at the offer side of the applicable currency exchange rate at the valuation Time and includes the costs associated with acquiring the Foreign Securities) on the day prior to the Initial Date of Deposit. Estimated annual dividends are based on the most recently paid dividends taking into consideration any applicable foreign withholding tax (in the case of the Foreign Securities, converted into U.S. dollars at the offer side of the applicable currency exchange rate at the Evaluation Time). Other information regarding the Securities in the Trust, as of the Initial Date of Deposit (in the case of the Foreign Securities, converted into U.S. dollars at the offer side of the applicable currency exchange rate at the Evaluation Time on the day prior to the Initial Date of Deposit), is as follows:




  Cost To
  Managing                 Profit (Loss) To        Aggregate  Estimated
  Underwriter              Managing Underwriter    Annual Dividends
  $4,739,206               $3,692                  $68,201



(3) A Security marked by "+" indicates an American Depositary Receipt.

(4) "**" Indicates that the dividends shown reflect the net amounts after giving effect to foreign withholding taxes.

(5) A Security marked by "/" indicates an equity security listed on a foreign securities exchange.







No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Sponsor or the Managing Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

TABLE OF CONTENTS



Title                                       Page
Summary of Essential Financial
Information                                    3
The Trust                                      4
Objective and Securities Selection             4
Trust Portfolio                                6
Risk Factors                                   7
Taxation                                      11
Trust Operating Expenses                      14
Public Offering                               15
Rights of Unitholders                         18
Trust Administration                          20
Other Matters                                 23
Report of Independent Certified Public
Accountants                                   24
Statement of Condition                        25
Portfolio                                     26
Notes to Portfolio                            27




This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.





PROSPECTUS


March 22, 1996



GLOBAL BLUE
CHIP TRUST,
SERIES 1



Van Kampen American Capital
Equity Opportunity Trust,
Series 29






International Assets
Advisory Corp.
250 Park Avenue South
Suite 200
Winter Park, Florida 32789

Please retain this Prospectus for future reference.




     This Amendment of Registration Statement comprises the following papers and documents:


     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of Counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securites being registered.

4.1  Consent of Interactive Data Corporation

4.2  Consent of Independent Certified Public Acountants.

4.3  Financial Data Schedule.

                               Signatures

     The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 29, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 4 and Van Kampen American Capital Equity Opportunity Trust, Series 14 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 29 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 22nd day of March, 1996.

                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 29
                                    By Van Kampen American Capital
                                       Distributors, Inc.


                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on March 22, 1996.

  Signature              Title

Don G. Powell         Chairman and Chief Executive  )
                         Officer                    )

William R. Rybak      Senior Vice President and     )
                         Chief Financial Officer    )

Ronald A. Nyberg      Director                      )

William R. Molinari   Director                      )

                                                     Sandra A. Waterworth
                                                      (Attorney-in-fact*)



*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.